Exhibit 1

	Number of Shares
Date	Purchased/(Sold)	Price per Share
June 11, 2007	(20,000)	$26.03
June 27, 2007	(25,000)	$22.53
June 29, 2007	(2,000)	$22.11
July 2, 2007	(15,000)	$22.12
July 6, 2007	(15,000)	$21.74